SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of the YUM! Brands 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of YUM! Brands 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1998.

Louisville, Kentucky
June 28, 2019

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(In thousands)

	2018	2017
Assets:
Investments at fair value:
YUM! Stock Fund	$172,733	$165,702
Common/commingled trusts	474,989	527,189
Self-directed brokerage	8,898	9,225
Total investments, at fair value	656,620	702,116
Receivables:
Loans to participants	6,344	7,834
Participant contributions	—	374
Employer contributions	—	242
Interest and dividends	94	82
Due from broker for sale of investments	1,220	—
Total receivables	7,658	8,532
Total assets	664,278	710,648
Liabilities:
Accrued fees and other liabilities	(128)	(112)
Total liabilities	(128)	(112)
Net assets available for benefits	$664,150	$710,536

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2018
(In thousands)

2018
Net Investment (loss) income:
Net (depreciation) appreciation of investments	$(12,138)
Interest	340
Dividends	2,831
(8,967)
Less investment expenses	(863)
Net investment (loss) income	(9,830)
Contributions:
Participant	21,763
Employer	12,648
Total contributions	34,411
Deductions from net assets attributed to:
Benefits paid to participants	(70,967)
Net (decrease) increase in net assets	(46,386)
Net assets available for benefits:
Beginning of period	710,536
End of period	$664,150

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017
(Tabular amounts in thousands)

(1)	Plan Description

The following description of the YUM! Brands 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the "Company") adopted the Plan effective October 7, 1997. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The investments of the Plan are maintained in a trust (the "Trust") by State Street Bank and Trust Company (the "Trustee") who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets. Voya Institutional Plan Services, LLC and T.D. Ameritrade Institutional serve as record keepers for the Plan.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Internal Revenue Code ("IRC") section 401(k)(12)(B).

(b)	Contributions

Each participant in the Plan may elect to contribute up to 75% of eligible earnings, as defined in the Plan document. The maximum pre-tax annual contribution allowed for calendar year 2018 was $18,500.

Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay. Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during 2018.

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2018 annual ERISA limit on these contributions was $6,000.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017
(Tabular amounts in thousands)

(c)	Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investments on any business day, subject to certain limitations outlined in the Plan. Included in the investment option is a self-directed brokerage account that lets participants invest in a broad range of individual stocks, bonds, certificates of deposit, exchange traded funds and mutual funds.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Loans to Participants

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The fixed interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Generally, any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.25% to 6.25% with maturity dates ranging from 2019 to 2023 as of December 31, 2018.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Payment of Benefits

Distributions under the Plan are generally made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage funds.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the IRC.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017
(Tabular amounts in thousands)

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's investment policy utilizing information provided by the investment advisers, including the appointment of investment managers, and the monitoring of the performance of the Plan's investment funds.  See Note 3 for discussion of fair value measurements.

Income Recognition

Income from investments and interest income are recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)	Payment of Benefits

The Plan accounts for participant distributions when paid.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017
(Tabular amounts in thousands)

(f)	Administrative Costs

Certain expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. In 2018 and 2017, all expenses were borne by the Company, except for monthly investment management service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)    Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, or financial instruments for which all significant inputs are observable; either directly or indirectly; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Plan’s investments at December 31, 2018 and 2017:

	Fair Value
	Level	2018	2017
YUM! Stock Fund	1	$172,733	$165,702

Common/commingled trusts:
YUM Retirement Date Funds	1	169,478	190,449
Large Company Index Fund	1	98,087	106,139
Mid-Size Company Index Fund	1	54,545	65,165
Stable Value Fund	1	45,943	42,771
International Index Fund	1	46,812	55,185
Bond Market Index Fund	1	33,881	35,139
Small Company Index Fund	1	25,808	30,335
Government Short Term Investment Fund	1	435	2,006
		474,989	527,189

Self-directed brokerage accounts	1	8,898	9,225

Total		$656,620	$702,116

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017
(Tabular amounts in thousands)

YUM! Stock Fund

YUM! Brands, Inc. common stock is valued based on the closing market price as of year-end and is classified within level 1 of the valuation hierarchy.

Common/Commingled Trusts

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 1 of the valuation hierarchy. Redemptions can occur daily at NAV, which is published daily for participant transactions, and there are no restrictions or uncommitted funds on NAV investments.

The Plan has concluded that for the funds recorded at their NAV, that the NAV reported by the underlying fund approximates the fair value of the investment and these investments are redeemable with the fund at NAV.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, significant changes in market conditions and the economic environment have the potential to significantly impact the NAV of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions do occur in this limited secondary market, they may occur at discounts to the reported NAV.  It is therefore reasonably possible that if the fund were to sell these investments in the secondary market a buyer may require a discount to the reported NAV, and the discount could be significant. Plan participant transactions of investments or withdrawals may occur on a daily basis and there are no redemption restrictions on these funds. There are no unfunded commitments to participants at December 31, 2018 or 2017.

Self-Directed Brokerage Accounts

Equity Securities

These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are valued at the NAV of shares held by the fund based on closing prices reported in an active market and classified within level 1 of the valuation hierarchy. The investments can be redeemed on a daily basis and there is no restriction on redemption.

(4)	Tax Status

The Plan obtained its latest tax determination letter dated October 6, 2014, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the tax determination letter, the Plan administrator believes that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan.  The financial statement effects of uncertain tax positions are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017
(Tabular amounts in thousands)

(5)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2018	2017
Net assets available for benefits per the financial statements	$664,150	$710,536
Less benefits payable at end of year	(57)	(189)
Net assets available for benefits per the Plan’s Form 5500	$664,093	$710,347

Participant benefits

2018
Benefit payments per the financial statements	$70,967
Less benefits payable at beginning of year	(189)
Add benefits payable at end of year	57
Benefit payments per the Plan’s Form 5500	$70,835

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

(6)    Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments, the YUM! Stock Fund and fees paid to the Trustee qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $525,000 and $545,000 for the years ended December 31, 2018 and 2017, respectively.

(7)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Approximately 26% and 23% of net assets available for benefits are invested in the Company's Common Stock at December 31, 2018 and 2017, respectively.

(8)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2019, the date of this filing and the date these financial statements were issued and available. There were no subsequent events to disclose that would have a material impact on these financial statements.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of issue,	Description		Current
borrower, or similar party with maturity date	of interest		value
YUM! Stock Fund*	1,879,172	shares	$172,733,493
Common/commingled trusts:
Target Retirement Funds*	9,631,874	shares	169,478,096
Large Company Index Fund*	159,282	shares	98,087,419
Mid-sized Company Index Fund*	779,034	shares	54,544,831
International Index Fund*	1,833,892	shares	46,811,937
Bond Market Index Fund*	1,231,530	shares	33,880,634
Small Company Index Fund*	484,813	shares	25,808,052
Government Short Term Investment Fund*	521,517	shares	434,581
Stable Value Fund*	45,429,865	shares	45,943,222
Total			474,988,772
Self-directed Brokerage Account*	Various		8,898,412
Loans to participants (maturing through 2023)*	Interest rates range from 4.25% to 6.25%		6,344,413
Total			$662,965,090
*Party-in-interest as defined by ERISA.

Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ David E. Russell
Senior Vice President, Finance and Corporate Controller

Date: June 28, 2019